EXHIBIT 99
                                                                      ----------








                               SEABRIDGE GOLD INC.

                               ANNUAL REPORT 2004

                    A HIGH LEVERAGE PERPETUAL OPTION ON GOLD

CORPORATE OVERVIEW

Seabridge Gold Inc. is designed to provide its shareholders with maximum leverage to a rising gold price. Over the past four years, when the gold price was low, Seabridge acquired 8.7 million ounces of gold resources in the measured and indicated categories plus an additional 6.8 million ounces in the inferred category, all in North America, including the multi-million ounce Courageous Lake deposit (see resource table on page 5). Most recently, as the gold price has risen, Seabridge has "banked" more than 25 high grade gold exploration projects in Nevada. The aim is to continue adding gold resources through further acquisitions and exploration funded largely by partners.

Our research shows that Seabridge provides ownership of more gold resources per common share than any other public North American gold vehicle. Each Seabridge share represents an industry-leading 0.52 ounces of gold fully diluted. The Company's largest shareholder is Friedberg Mercantile Group, a prominent investment dealer and futures commission merchant.


Trading:  SEA on TSX-V
          SA on AMEX


ANNUAL GENERAL MEETING
OF SHAREHOLDERS
Thursday, June 9, 2005
4:30 p.m. EDT
The Albany Club
91 King Street East
Toronto, Canada  M5C 1G3

REPORT TO SHAREHOLDERS FOR 2004


REVIEW OF 2004

During 2004, Seabridge enhanced the value of three of its projects and moved to define the economics of two of its deposits. In total, gold resources increased by 7% for the year.

COURAGEOUS LAKE

At our 100% owned Courageous Lake project located in the Northwest Territories of Canada, the Company completed two successful drill campaigns which resulted in a 12% increase in gold resources of the felsic ash tuff ("FAT") deposit and a 15% improvement in average grade. During 2004, Seabridge spent approximately $2.9 million in exploration at Courageous Lake, resulting in the expansion of the previous 1.8 kilometer long FAT deposit by an additional 300 meters to the south. The 2004 exploration results led to a new resource estimate for the FAT deposit, derived from a new independent block model. At a 1.0 gram per tonne cut-off grade, measured and indicated gold resources at FAT now stand at 3.5 million ounces (44.2 million tonnes grading 2.49 grams per tonne) plus an additional 4.9 million ounces in the inferred resource category (65.5 million tonnes grading 2.32 grams per tonne). The FAT deposit remains Canada's largest known undeveloped gold resource. During 2005, the Company will further explore for additional strike extensions of FAT.

KERR-SULPHURETS

Exploration conducted by Noranda Inc. under its option agreement with Seabridge at our Kerr-Sulphurets project in British Columbia, Canada, has identified four high-priority drill targets that Noranda plans to drill test during 2005. These zones are the Iron Cap, Main Copper, Mitchell North and MacQuillan. Noranda's 2004 field program was designed to explore outside the known Kerr and Sulphurets deposits. Mapping, rock and soil sampling, and IP surveys focused in areas of recent glacier retreat that were not accessible to previous operators. An independent petrographic report analyzing 58 polished thin sections taken by Noranda from these zones concluded that "alteration and Cu-Au mineralization observed at the property is probably due to structural leakage of, or from the potassic-Cu-Au core zone of, a world-class-sized porphyry system".

RED MOUNTAIN

A new 43-101 Technical Report prepared by SRK Consulting ("SRK") of Toronto on Seabridge's 100%-owned Red Mountain project in British Columbia, Canada, led to a 34% increase in gold resources. At a 1.0 gram per tonne cut-off grade, SRK estimated an additional inferred resource of 1,729,000 tonnes at a grade of 2.97 grams per tonne gold (165,000 ounces) in close proximity to gold resources previously reported by Seabridge for the project. SRK concluded that there is excellent potential to further expand the gold resources at Red Mountain with additional exploration drilling.

JOINT VENTURES

In addition to Kerr-Sulphurets, Seabridge currently has agreements in place at six of our other projects where third parties are earning into joint ventures. The Company's joint venture strategy is to fund higher risk exploration projects by optioning an interest in these projects in exchange for exploration expenditures and shares of the proposed joint venture partner.

The options to form joint ventures currently in place on Seabridge projects include Quincy Gold Corp. (Quartz Mountain Project, Oregon), Hecla Mining Company (Stonewall Project, Nevada), Platte River Gold (US) Inc. (South Gilbert Project, Nevada), Golconda Resources Ltd. (Merger Project, Nevada), Telkwa Gold Corporation (BAB-KAD Project, Nevada) and Quincy Gold Corp. (Millers Project, Nevada).

Options were terminated by Romarco Minerals (Hog Ranch Project, Nevada) and Castleworth Ventures Ltd (Thunder Mountain, Nevada). Seabridge retains common share ownership in both Romarco (400,000 shares) and Castleworth (100,000 shares).

OBJECTIVES FOR 2004

In last year's annual report, the Company set four objectives to be achieved during the year. The first objective was to maintain a ratio of at least 1/2 ounce of gold resources per fully diluted common share. As a result of exploration success at Courageous Lake, plus the increase in gold resources at Red Mountain, Seabridge now provides 0.52 ounces of gold resources per share on a fully diluted basis. Seabridge is very proud to report that our gold resources per fully diluted share have increased for five successive years and in every year since the implementation of our corporate strategy in 1999. This means that the equity dilution that has occurred each year has been more than offset by growth in gold resources.

The second objective set last year was to complete an independent engineering study of Courageous Lake and define capital and operating costs to a pre-feasibility level. Although much work has been accomplished on this front, the completion of the study has been delayed as a result of 2004 exploration success achieved at Courageous Lake. In December 2004, a new block model was created for the project, incorporating the results of 2004 drilling. The Company opted to delay the study in order to incorporate the new block model in mine design and production scheduling. The study is now expected to be completed during the 2nd quarter of 2005.

The third objective was to add an additional one million ounces of gold resources. With the exploration success at Courageous Lake, coupled with the resource additions at Red Mountain, the Company's gold resources have increased by more than one million ounces from last year.

The final objective set for 2004 was to increase liquidity in Seabridge shares and a new listing was obtained on the American Stock Exchange to further this aim. In 2003, average daily trading volume was 43,000 shares. During 2004, average daily trading volume was 39,000 shares, a decrease of approximately 10% despite the new listing which is consistent with the industry-wide decline in liquidity of precious metals stocks.

OBJECTIVES FOR 2005

For the coming year, your Company has set the following objectives:

o Continue to maintain a ratio of at least 1/2 ounce of gold resources per fully diluted common share.


o Complete the independent engineering study for Courageous Lake to define the potential economics at the project.


o Confirm the potential to extend the strike length to the north and south at Courageous Lake.


o Complete the data collection and analysis of the Courageous Lake project necessary for entering into a transaction with a major gold producing partner.


o Assess the economics of Grassy Mountain to position the project for development by a third party with Seabridge to retain gold flow from future production


o Prioritize and select 3 or 4 projects for drilling by Seabridge from the Company's inventory of early-stage Nevada projects.

GOLD RESOURCES

The following table provides a breakdown of Seabridge's 100% owned gold resources by project:

-------------------------------------------------------------------------------------------------------------------
                                  MEASURED                      INDICATED                      INFERRED
                        -------------------------------------------------------------------------------------------
    PROJECT              Tonnes    Grade    Ounces     Tonnes     Grade    Ounces     Tonnes     Grade    Ounces
                         (000's)    (g/T)   (000's)    (000's)    (g/T)    (000's)    (000's)    (g/T)    (000's)
-------------------------------------------------------------------------------------------------------------------
Courageous Lake            3,040     2.74       268     41,160     2.47      3,269     65,500     2.32      4,886
Grassy Mountain           11,790     1.79       680      3,740     3.07        369        120     0.90          4
Sulphurets (1)                                          39,300     1.05      1,332     15,500     0.92        458
Kerr (2)                                                74,030     0.34        809     66,780     0.37        794
Quartz Mountain            3,480     0.98       110     54,330     0.91      1,591     44,800     0.72      1,043
Red Mountain               1,260     8.01       324        340     7.04         76      2,075     3.72        248
Castle/Black Rock          4,120     0.57        75      8,260     0.53        140      7,950     0.37         93
Hog Ranch                                                1,450     1.13         53        400     1.68         24
-------------------------------------------------------------------------------------------------------------------
TOTAL                     23,690     1.91     1,457    222,610     1.07      7,639    203,125     1.14      7,550
-------------------------------------------------------------------------------------------------------------------

(1) Excludes 277 million pounds of copper in the drill-indicated resource category plus an additional 113 million pounds of copper in the inferred resource category.

(2) Excludes 1,208 million pounds of copper in the drill-indicated resource category plus an additional 1,119 million pounds of copper in the inferred resource category.

THE GOLD MARKET

Expectations of the future price of gold remain the single most important factor influencing the Seabridge share price. We at Seabridge have been surprised and disappointed by the performance of gold and gold shares over the past year.


A year ago, with the gold price at current levels, the expectation was that gold was going higher and this attracted momentum money into gold shares because of the extra leverage they provide. Today, it appears that the broad market generally expects a lower gold price and share prices are consequently depressed. Furthermore, prices for many commodities which are important inputs to the gold mining process such as oil and steel have outpaced the gold price, flattening profit expectations for the gold sector.

Looking beyond the current situation, the key question is whether the financial and economic fundamentals support a higher or lower gold price. Based on the factors that have driven significant movements in the gold price in the past, the fundamentals continue to improve for the gold price. But, as always, the issue is really one of confidence in financial assets. If investors have confidence that they can earn a reasonable return on financial assets above the inflation rate, after taking into account currency effects, they tend not to bid up the price of gold. When inflation expectations are benign and real interest rates are perceived to be rising, gold has not performed well.


On the other hand, when inflation expectations are rising and investors expect real interest rates to remain negative, paper currencies are generally considered to be more suspect and gold has outperformed other asset classes. We are increasingly seeing evidence that this is where we are now. Many facts support the view that inflation is not only rising but is significantly understated. In its February 24, 2005 edition The Economist "calculates that broad inflation is now 5.5%, the highest since 1982." In this article entitled "Steering by a Faulty Compass", the magazine notes that adjusting the U.S. CPI for the government's own housing inflation statistics would boost this measure of consumer price inflation to 5.5% without even considering the adjustments for increased quality and assumptions about consumer substitution for price inflating items that also have the effect of understating inflation. A 5.5% CPI in the US would reduce its real economic growth to nearly zero and substantially increase the U.S. federal deficit because social security payments and government pensions are indexed to the CPI.

The experience of the 1970s was that inflation expressed itself in consumer prices at the end of the inflationary process, not at the beginning. The evidence of an inflationary build-up is all around us: the money base in the United States and Asia is growing at a record pace of more than 20% per year as are central bank reserves. Trade imbalances are soaring as consumers borrow against inflating assets to increase their spending faster than their incomes, another sign of inflationary expectations. Meanwhile, many commodities have recently set new 20 year highs.

Other factors also threaten to impact the stability of paper assets and currencies, including increasing political uncertainty over the future of Europe and the euro, shocking new financial scandals in some of the largest American companies and concerns about rampant speculation in real estate. If these conditions begin to erode confidence in financial assets, gold will tend to outperform, especially given the continuing rapid expansion in credit available to purchase a strictly limited gold supply.

No one can say when investor confidence in paper assets and currencies could falter, but at Seabridge we are doing everything possible to position our shareholders to gain from such a development by adding to the size and quality of gold resources held on your behalf.

On Behalf of the Board of Directors,



signed "Rudi Fronk"
------------------------------
Rudi P. Fronk
President and Chief Executive Officer
April 20, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2004, December 31, 2003 and December 31, 2002. This report is dated March 18, 2005.

As the Company has no revenue generating projects at this time, its ability to carry out its business plan rests with its ability to secure equity and other financings.

COMPANY OVERVIEW

Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with maximum leverage to a rising gold price. Over the past five years, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. As the price of gold has moved higher over the past 2 years, Seabridge has commenced exploration activities and engineering studies at several of its projects. Seabridge's principal projects include the Courageous Lake property located in the Northwest Territories, the Kerr-Sulphurets and Red Mountain properties both located in British Columbia and the Grassy Mountain property located in Oregon. Seabridge's common shares trade in Canada on the TSX Venture Exchange under the symbol "SEA" and in the United States on the American Stock Exchange under the symbol "SA".

SELECTED ANNUAL INFORMATION


  SUMMARY OPERATING RESULTS ($)                 2004               2003              2002
  -------------------------------      -------------     --------------      ------------
  Interest income                      $      83,000      $     107,000      $     86,000
  Operating costs                          1,940,000          1,103,000         1,710,000
  Write off of mineral properties                  -            342,000             6,000
  Loss                                     1,226,000          1,338,000         1,630,000
  Loss per share                                0.04               0.05              0.10

  SUMMARY BALANCE SHEETS ($)                    2004               2003              2002
                                       -------------     --------------      ------------
                                       -------------     --------------      ------------
  Current assets                       $   4,396,000      $   4,223,000      $  3,893,000
  Mineral interests                       20,999,000         16,635,000         9,018,000
  Total assets                            27,172,000         22,869,000        14,143,000

  Total long-term liabilities              1,293,000          1,378,000         2,017,000


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

The Net Loss for the year ended December 31, 2004 totaled $1,226,000 or $0.04 per share compared to $1,338,000, or $0.05 per share for the year ended December 31, 2003. The loss in 2004 was reduced by a $575,000 income tax recovery largely relating to the recognition of the Company's tax assets after renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2003. Also in 2004, Pacific Intermountain Gold Inc. ("PIGCO") a subsidiary of the Company sold shares which it had received on optioning out a mineral property resulting in a gain of $75,000 offset by $19,000 representing the minority interest in the gain. Corporate and general expenses increased by $867,000 in 2004 over 2003. Approximately 39% of this increase was due to increased investor relations activities including listing on the American Stock Exchange and investor communications. Approximately 27% of the increase in corporate and general expenses was due to higher salaries and benefits for senior personnel and the hiring of a Chief Financial Officer. A further 15% of the increase reflects a full year of directors' fees which the Company commenced paying in mid 2003 as well as the introduction of a comprehensive directors and officers liability insurance policy. About 12% of the increase was due to the recognition of the accretion for costs of reclamation liabilities. Finally, about 6% of the increase was due to higher costs of regulatory compliance, principally accounting and legal fees required by changes in regulations. In 2003, the Company wrote off the Tobin Basin exploration project in Nevada due to unsuccessful exploration results, amounting to $342,000.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

The Net Loss for the year ended December 31, 2003 totaled $1,338,000, or $0.05 per share, compared to a net loss of $1,630,000, or $0.10 per share, for the year ended December 31, 2002. Interest income was higher in 2003 ($107,000 compared to $86,000 in 2002) as higher cash balances from funds received from convertible Notes and Private Placements were invested in short-term secure investments. The change in loss in 2003 was due to a number of factors. Management and consulting fees were higher in 2003 due to new personnel and the commencement of paying directors fees amounting to $49,000. In 2002 a greater number of stock options were granted resulting in stock option compensation expense amounting to $520,000 compared to $132,000 in the current year. Investor communications fees were reduced during 2003 at $171,000 compared to $234,000 in 2002. Professional fees were lower overall in 2003 at $136,000 compared to $163,000 in 2002 with lower legal and consulting fees due to lesser number of project acquisitions. Debenture interest was reduced in 2003 at $12,000 compared to $122,000 in 2002 as the second convertible debenture was converted into common shares of the Company in April 2003. In 2002, the Company recorded an exploration expense of $189,000 in connection with the Pacific Intermountain Gold Inc. acquisition. In 2003, the Company wrote off the Tobin Basin project in Nevada due to unsuccessful exploration results, amounting to $342,000.

QUARTERLY INFORMATION

Selected financial information for each of the last eight quarters ending December 31, 2004 is as follows (unaudited):

----------------------------------------------------------------------------------------------------------------------
                                4th Quarter Ended       3rd Quarter Ended     2nd Quarter Ended    1st Quarter Ended
                                December 31, 2004      September 30, 2004       June 30, 2004        March 31, 2004
----------------------------------------------------------------------------------------------------------------------
Revenue                         $        Nil            $       Nil            $         Nil          $       Nil
(Profit (loss) for period           (400,000)              (418,000)                (517,000)             109,000
Loss per share                           0.01                   0.01                     0.02                   -
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
                                4th Quarter Ended       3rd Quarter Ended     2nd Quarter Ended    1st Quarter Ended
                                December 31, 2003      September 30, 2003       June 30, 2003        March 31, 2003
----------------------------------------------------------------------------------------------------------------------
Revenue                         $        Nil            $       Nil            $         Nil          $       Nil
Loss for period                     (623,000)              (245,000)                (231,000)            (239,000)
Loss per share                           0.02                   0.01                     0.01                 0.01
----------------------------------------------------------------------------------------------------------------------

The profit in the first quarter of 2004 was due to the recognition of the Company's tax assets after renouncing the Canadian Exploration Expenses to the investors of the flow-through financings completed in 2003. The loss in the fourth quarter of 2003 was higher than previous quarters due to the write off of the Tobin Basin exploration project which amounted to $342,000.

MINERAL INTEREST ACTIVITIES

During the year ended December 31, 2004, the Company incurred net expenditures of $6,714,000 on mineral interests compared to $5,523,000 in the year ended December 31, 2003. Of the expenditures incurred in the 2004 period, $3,730,000 was expended at its Courageous Lake project where the Company completed a 10,000-meter diamond drill program and on a Preliminary Economic Assessment ("PEA") being prepared by independent consultants. The drill program expanded the strike length of the FAT (felsic-ash-tuff) deposit by approximately 300 meters to the south and resulted in the preparation of a new independent resource model for the project which confirmed at a 1.0 gram per tonne cut-off grade a 15% increase in the average grade of the FAT deposit and a 12% increase in gold resources. The new resource model is now being incorporated in the PEA which is expected to be completed in April 2005. In addition, the Company paid US$1,500,000 in February 2004 to the vendors of the Courageous Lake project, thereby satisfying the final contingent acquisition payment based on the price of gold. This amount was accrued as a liability in December 2003 in the amount of $1,945,000. During 2004, the Company also engaged SRK Consulting to update the resource estimate for the Red Mountain project by evaluating areas outside of zones where previous estimates of resources had been determined. The SRK study increased gold resources at Red Mountain by 34% over previous estimates. The balance of expenditures on mineral interests during 2004 was related to project holding costs, including underlying lease payments and payments to government agencies for claim maintenance.

During 2004, Noranda (Seabridge's joint venture partner) conducted field programs at Kerr-Sulphurets designed to explore outside the known deposits in order to expand the known resources. The programs consisted of mapping, rock and soil sampling, and IP surveys. For 2005, Noranda is planning to conduct a $1,000,000 helicopter supported drill program targeting untested mineralized zones and geophysical anomalies.

During 2005, the Company plans to expend approximately $4.4 million on mineral interests. Approximately $3.0 million of these planned expenditures will be associated with Courageous Lake including a new 7, 500-meter drill program to test further strike extensions of the FAT deposit and completion of the PEA. The balance of planned mineral interest expenditures for 2005 will include ongoing holding costs at its projects as well a reconnaissance activities on a number of its earlier staged projects in Nevada.

LIQUIDITY AND CAPITAL RESOURCES

The ability of the Company to successfully acquire additional advanced-stage gold projects or to advance the projects already acquired is conditional on its ability to secure financing when required. The Company proposes to meet any additional financing requirements through the exercise of outstanding warrants, or arranging other forms of equity financing. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.


YEAR ENDED DECEMBER 31, 2004

The Company's working capital position, at December 31, 2004, was $4,220,000 an increase of $2,334,000 compared to $1,886,000 at the prior year-end. Included in working capital, in 2004, was $1,170,000 (2003 - $1,526,000) in cash from flow-through share financings which will be used in 2005 for exploration at the Courageous Lake property. Included in accounts payable at December 31, 2003 was an amount of US$1,500,000 (CDN$1,949,750) due under the terms of the acquisition agreement to the former owners of the Courageous Lake property as the price of gold reached US$400 in December 2003. In April 2004, the Company secured an equity financing of $5.4 million in gross proceeds consisting of 1,200,000 common shares at $4.50 per share. In September 2004, the Company completed a $2.3 million flow-through financing consisting of 505,000 common shares at $4.50 per share. Also in 2004, the Company received cash of $563,000 from the exercise of warrants and $213,000 from the exercise of options. In 2004, total financing received was $8,241,000 compared to $7,467,000 in 2003. In February 2005, the Company secured an additional $2.1 million in flow-through financing consisting of 500,000 common shares at $4.25 per share. This amount plus flow-through funds on hand at December 31, 2004, is expected to satisfy planned expenditures on Courageous Lake for 2005. Other funds on hand plus anticipated exercise of warrants by June 2005 are expected to provide adequate working capital for other projects costs plus corporate and administrative expenses.

Cash and short-term deposits at December 31, 2004 were $2,788,000, up from $2,443,000 at December 31, 2003. In addition to the stated cash and short-term deposits, the Company had $1,170,000 in cash from flow-through share financings which will be used in 2005 for exploration at the Courageous Lake property. Operations activities used $1,764,000 in 2004 compared to $816,000 in the prior year due to increased corporate activities in 2004 including listing the Company on the American Stock Exchange. Cash expenditures on Mineral Interests including the capital assets were $6,714,000 comparable to the $5,555,000 cash expenditures in 2003. The major property expenditures in 2004 were for Courageous Lake exploration and to a much smaller extent Grassy Mountain exploration and for the PIGCO property land maintenance costs.

YEAR ENDED DECEMBER 31, 2003

The Company's working capital position, at December 31, 2003, was $1,889,000, a decrease of $1,930,000 compared to $3,819,000 at the prior year-end. Included in working capital, in 2003, was $1,526,000 in cash from flow-through share financings which will be used in 2004 for exploration at the Courageous Lake property. Included in accounts payable at December 31, 2003 was an amount of US$1,500,000 (CDN$1,949,750) due under the terms of the acquisition agreement to the former owners of the Courageous Lake property as the price of gold reached US$400 in December 2003.

Cash and short-term deposits at December 31, 2003 were $2,443,000, down from $3,624,000 at December 31, 2002. In addition to the stated cash and short-term deposits, the Company had $1,526,000 in cash from flow-through share financings which will be used in 2004 for exploration at the Courageous Lake property. Operations activities used $816,000 in 2003 compared to $982,000 in the prior year due to lower overall cash operating expenditures in 2003. Cash expenditures on Mineral Interests were $5,523,000 comparable to the $5,855,000 cash expenditures in 2002. The major property expenditures in 2003 were for the Courageous Lake acquisition and exploration, the Grassy Mountain acquisition and for the PIGCO properties. As part of the Grassy Mountain acquisition, an investment in shares of a private exploration company was made for US$500,000 (CDN$749,450). The private company subsequently merged with another private exploration company and it is expected that the resulting company will become public during 2005. Financing activities in 2003 included equity issuances including warrant and option exercises that provided cash of $7,467,000 similar to the $7,278,000 in 2002. The financing sources included a private placement, two flow-through private placements, and option and warrant exercises. In addition, the $800,000 convertible debenture, which was outstanding at December 31, 2002, was converted along with interest due thereon into common shares of the Company in April 2003.

YEAR ENDED DECEMBER 31, 2002

The Company's working capital position, at December 31, 2002, was $3,819,000. Cash and short-term deposits were $3,624,000. Operations used $982,000 in 2002 compared to $276,000 in the prior year as expenses increased and the Company also paid out prior year payables. Investments were made on Mineral Interests expenditures of $5,855,000, up from $1,047,000 as the Company acquired new projects including Courageous Lake, the PIGCO properties as well as smaller ones and commenced exploration thereon. Liabilities and minority interest decreased to $2,091,000 as the Convertible debenture of $2 million owed at the end of 2001 was converted into common shares and an additional $800,000 was secured in 2002. In addition, a minority interest was recorded on the incorporation of the new subsidiary Pacific Intermountain Gold Inc. Financing Activities provided cash of $7,278,000 from the issuance of common shares including private placements and the exercise of options and warrants and $800,000 from the issuance of a convertible debenture.

A private placement of 3,200,000 Units closed in 2002 at a price of $1.70 per unit. Each unit consisted of 1 common share and 1/2 of a common share purchase warrant exercisable for one year at $1.90. The financing was arranged to pay the up-front cash costs associated with the acquisition of the Courageous Lake gold project. Also during the year ended December 31, 2002, the Company arranged a second convertible debenture financing for $800,000 to Pan Atlantic Bank and Trust Ltd. The debenture paid interest at 5% per year and, at the option of the holder, was convertible into common shares of the Company at the exercise price of $0.80 for the first two years, $0.90 for the third year and $1.00 per share in the fourth year. Interest for the first two years was to be accrued and added to the principal amount. The Company had the option to force conversion of the debenture into common shares if certain share price and trading volume thresholds were met. In April 2003, this conversion was implemented and the Company issued 1,051,272 common shares for the debenture and accrued interest.


 CONTRACTUAL OBLIGATIONS ($,000)                                           Payments due by period
-----------------------------------------     ------------------------------------------------------------------------
                                                       Total        2005        2006-8        2009-10      After 2010
-----------------------------------------     ------------------------------------------------------------------------
 Mineral interests                                 $   9,270   $  1,219      $  3,876       $  2,777         $  1,398
 Reclamation liabilities                               1,293           -             -              -           1,293
                                              ------------------------------------------------------------------------
                                                   $  10,563   $   1,219     $   3,876      $  2,777         $  2,691
                                              ------------------------------------------------------------------------

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company's interest in the mineral projects.

OUTLOOK

During 2005, the Company will continue to make exploration expenditures to advance its major project being Courageous Lake and to review its other projects for possible joint venture opportunities while at the same time ensuring that funding is available for its project holding costs and other corporate requirements.

SHARES ISSUED AND OUTSTANDING

At March 18, 2005, the issued and outstanding common shares of the Company totaled 30,219,785. In addition, there are 1,948,900 stock options granted (of which 700,000 are unexercisable and are contingent upon achieving certain future goals) and 287,500 warrants issued and outstanding. On a fully diluted basis there would be 32,456,185 common shares issued and outstanding.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004; a private company controlled by a director of the Company was paid $57,000 (2003 - $27,000) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $133,000 (2003 - $60,000) for corporate consulting services rendered; and outstanding accounts payable to directors was $41,000. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Insiders of the Company purchased 350,000 of the common shares in the private placement which closed in April 2004.

RISKS AND UNCERTAINTIES

EXPLORATION AND DEVELOPMENT RISKS

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties have a known body of commercial ore. The mineral resource estimates set out herein are not mineral reserves and do not have demonstrated economic viability. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

FINANCING RISKS

The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible forced sale or loss of such properties. The Company will require additional financing if ongoing exploration of its properties is warranted.

MINERAL INTERESTS

Mineral interests represent the capitalized expenditures related to the exploration and development of mineral properties. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life of the property. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

CHANGES IN CANADIAN ACCOUNTING RECOMMENDATIONS

ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

In March 2003, the CICA issued Section 3110, "Accounting for Asset Retirement Obligations." Under this Section, the Company records the full amount of any obligation associated with the asset retirement, such as the reclamation associated with the end of a mine's life, as a liability. At the same time, a corresponding asset is recorded which is depreciated over the life of the asset. The Company adopted Section 3110 on January 1, 2004 The Company has determined that the impact of implementation of these guidelines on its prior year consolidated financial statements was not material.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company's estimate of recoverable value of its mineral properties and related deferred exploration expenditures as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company's control and will depend upon a variety of factors, including the market value of the Company's shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

The Company's recoverability of its recorded value of its mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

FORWARD LOOKING STATEMENTS

These consolidated financial statements and management's discussion and analysis contain certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

MANAGEMENT'S REPORT

The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements as well as the financial and other information contained in the annual report. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management. KPMG LLP, the external auditors, express their opinion on the consolidated financial statements in the annual report.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.

The financial statements of the Company have been approved by the Board of Directors.

signed "Rudi P. Fronk"
----------------------
RUDI P. FRONK
President & CEO, March 18, 2005


AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Seabridge Gold Inc. as at December 31, 2004 and 2003 the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 11 to the consolidated financial statements.

signed "KPMG LLP"
---------------------
KMPG LLP
Chartered Accountants
Toronto, Canada, March 18, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON
CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in Note 11 to the consolidated financial statements. Our report to the shareholders dated March 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

signed "KPMG LLP"
---------------------
KMPG LLP
Chartered Accountants
Toronto, Canada, March 18, 2005

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------

                                                                   2004              2003
-------------------------------------------------------------------------------------------------------------

                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                  $     157,502      $  1,551,999
  Cash held for exploration expenditures (Note 6)                1,169,798         1,526,600
  Short-term deposits                                            2,630,202           890,900
  Amounts receivable and prepaid expenses                          278,815           138,349
  Marketable securities                                            160,101           115,100
-------------------------------------------------------------------------------------------------------------
                                                                 4,396,418         4,222,948
MINERAL INTERESTS (Note 3)                                      20,998,671        16,634,873

INVESTMENT (Note 3(b))                                             749,450           749,450

RECLAMATION DEPOSITS (Note 4)                                    1,000,000         1,225,000

CAPITAL ASSETS                                                      27,819            36,586
-------------------------------------------------------------------------------------------------------------
                                                              $ 27,172,358      $ 22,868,857
=============================================================================================================

                                   LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accruals                               $    176,354      $    392,640
  Due to vendors - Courageous Lake property (Note 3)                     -         1,944,750
-------------------------------------------------------------------------------------------------------------
                                                                   176,354         2,337,390

PROVISIONS FOR RECLAMATION LIABILITIES  (Note 4)                 1,293,449         1,189,289

MINORITY INTEREST (Note 3(h))                                            -           188,644
-------------------------------------------------------------------------------------------------------------
                                                                 1,469,803         3,715,323
-------------------------------------------------------------------------------------------------------------

                              SHAREHOLDERS' EQUITY (Note 6)

SHARE CAPITAL                                                   42,230,336        34,470,262
STOCK OPTIONS                                                      703,926           609,941
SHARE PURCHASE WARRANTS                                            100,625           179,375
CONTRIBUTED SURPLUS                                                 19,500            19,500

DEFICIT                                                        (17,351,832)      (16,125,544)
-------------------------------------------------------------------------------------------------------------
                                                                25,702,555        19,153,534
-------------------------------------------------------------------------------------------------------------
COMMITMENTS (Note 3 and 6(a))
SUBSEQUENT EVENTS (Notes 3(c) and 10)                         $ 27,172,358      $ 22,868,857
=============================================================================================================

See accompanying notes to consolidated financial statements


ON BEHALF OF THE BOARD OF DIRECTORS


signed "Rudi P. Fronk"               signed " James S. Anthony"
Rudi P. Fronk                        James S. Anthony
Director                             Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------------------------------------
                                                                   2004             2003              2002
-------------------------------------------------------------------------------------------------------------

EXPENDITURES
  Corporate and general expenses                              $  1,829,054      $   962,315      $   914,260
  Stock option compensation (Note 6)                               114,735          131,571          520,320
-------------------------------------------------------------------------------------------------------------
                                                                 1,943,789        1,093,886        1,434,580
-------------------------------------------------------------------------------------------------------------
  Interest income                                                  (82,763)        (107,165)         (85,836)
    Gain on sale of marketable securities                          (74,900)               -                -
  Foreign exchange gains                                            (3,563)          (2,787)         (35,562)
  Interest expense - debentures                                          -           12,187          122,325
  Minority interest (Note 3(h))                                     18,725                -          188,644
  Write-off of mineral properties (Note 3)                               -          342,151            6,099
-------------------------------------------------------------------------------------------------------------

LOSS BEFORE INCOME TAXES                                         1,801,288        1,338,272        1,630,250
  Income tax recoveries (Note 6(a)(ii))                           (575,000)               -                -
-------------------------------------------------------------------------------------------------------------

NET LOSS FOR YEAR                                                1,226,288        1,338,272        1,630,250

DEFICIT, BEGINNING OF YEAR                                      16,125,544       14,787,272       13,157,022
-------------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                          $ 17,351,832      $16,125,544      $14,787,272
=============================================================================================================
LOSS PER SHARE - basic and diluted                            $       0.04      $      0.05      $      0.10
=============================================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING                                                     28,876,451       26,190,960       16,212,000
=============================================================================================================

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------------------------------------------
                                                                     2004            2003                 2002
-------------------------------------------------------------------------------------------------------------------

CASH PROVIDED FROM (USED FOR) OPERATIONS
  Loss for year                                               $    (1,226,288)  $  (1,338,272)      $  (1,630,250)
  Items not involving cash
    Stock option compensation                                         114,735         131,571             520,320
    Minority interest                                                  18,725               -             188,644
    Other                                                             104,160          12,187             122,325
    Amortization                                                        4,339           2,941               1,728
    Write-off of mineral properties                                         -         342,151               6,099
    Income tax recoveries                                            (580,800)              -                   -
  Changes in non-cash working capital items
    Increase in amounts receivable and prepaid expenses              (109,911)        (45,395)            (45,412)
    Increase (Decrease) in accounts payable and accruals              (89,305)         78,611            (145,723)
-------------------------------------------------------------------------------------------------------------------
                                                                   (1,764,345)       (816,206)           (982,269)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Mineral interests                                                (6,714,026)     (5,522,671)         (5,854,645)
  Short-term deposits                                              (1,739,302)      1,852,530          (2,743,430)
  Investment in exploration company (Note 3(b))                             -        (749,450)                  -
  Reclamation deposits                                                225,000               -                   -
  Capital assets                                                            -         (32,722)             (2,476)
-------------------------------------------------------------------------------------------------------------------

                                                                   (8,228,328)     (4,452,313)         (8,600,551)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Issue of share capital and warrants                               8,241,374       7,467,020           7,278,168
  Convertible debentures                                                    -               -             800,000
-------------------------------------------------------------------------------------------------------------------

                                                                    8,241,374       7,467,020           8,078,168
-------------------------------------------------------------------------------------------------------------------

NET CASH PROVIDED  (USED)                                          (1,751,299)      2,198,501          (1,504,652)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                        3,078,599         880,098           2,384,750
-------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                        $     1,327,300   $   3,078,599       $     880,098
===================================================================================================================

CASH AND CASH EQUIVALENTS, END OF YEAR:
  Cash and cash equivalents                                   $       157,502   $   1,551,999       $     880,098
  Cash for exploration expenditures                                 1,169,798       1,526,600                   -
-------------------------------------------------------------------------------------------------------------------
                                                              $     1,327,300   $   3,078,599       $     880,098
===================================================================================================================

See accompanying notes to consolidated financial statements

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003
(IN CANADIAN DOLLARS, EXCEPT WHERE NOTED)
--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS
     The Company is engaged in the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The ability of the Company to carry out its business plan rests with its ability to secure equity and other financings.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. ("GAAP") which, except as noted in Note 11, are consistent in all material respects with generally accepted accounting principles in the United States of America.

     The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

     a)   PRINCIPLES OF CONSOLIDATION

          These consolidated financial statements include the accounts of Seabridge Gold Inc. and its wholly-owned subsidiaries, Seabridge Gold Corp., a company incorporated under the laws of the State of Nevada, USA, 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada; and Pacific Intermountain Gold Inc. ("PIGCO"), a company incorporated under the laws of the State of Nevada, USA. Prior to July 2004, PIGCO was 75% owned. All significant inter-company transactions and balances have been eliminated.

     b)   MINERAL INTERESTS
          Direct property acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time, they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from disposition of such properties.

          In March 2002, the Emerging Issues Committee of the CICA issued EIC-126 - "Accounting by Mining Enterprises for Exploration Costs" which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG 11) affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee's consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required. Any resulting write-downs are charged to the statement of operations.

          The Company considers that exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11 exist.

          AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. While this guidance is applicable, its application did not result in impairment, except for those noted in Note 3.

     c) ASSET RETIREMENT OBLIGATIONS Effective January 1, 2004 the Company retroactively adopted the new recommendations of Canadian Institute of Chartered Accountants ("CICA") handbook section 3110, Asset Retirement Obligations ("HB3110"). Under this standard, future costs of asset retirement have been recognized and recorded as a liability at fair value. The impact of this change on prior periods was not material.

     d) STOCK-BASED COMPENSATION The Company applies the fair value method for stock-based compensation and other stock-based payments. Options are valued using the Black Scholes option-pricing model. The resulting value is charged against income over the vesting period of the option.

     e)   CAPITAL ASSETS
          Capital assets are carried at cost less accumulated amortization. Amortization is provided using the straight-line method at an annual rate of 20% from the date of acquisition.

     f)   CASH AND SHORT-TERM DEPOSITS
          Cash and short-term investments consist of balances with banks and investments in money market instruments. These investments are carried at cost, which approximates market. Cash and cash equivalents consist of investments with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities greater than 90 days at the date of purchase.

     f)   MARKETABLE SECURITIES
          Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. The securities are valued at cost. The market value of the marketable securities holdings at December 31, 2004 was in excess of cost.

     g)   INVESTMENTS
          Investments in companies where the Company does not have significant influence are carried at cost less any allowance for other than temporary impairment.

     h)  FLOW-THROUGH SHARES
         The Company financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Share capital is reduced and future income tax liabilities are increased when the renunciation is made by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carry forwards and tax pools in excess of book value available for deduction when share capital is reduced and a future income tax recovery is recorded.

     i)  TRANSLATION OF FOREIGN CURRENCIES
         The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end rates of exchange, non-monetary assets and liabilities are translated at historic rates of exchange and statement of earnings items are translated at average exchange rates prevailing during the year. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in earnings in the current year.

     j)  INCOME TAXES
         The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates enacted is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

     k)  LOSS PER SHARE
         Loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share.

     l)  USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of exploration properties, amortization rates and accrued liabilities and contingencies. Actual results could be materially different from those estimates.

3.   MINERAL INTERESTS
     Expenditures made on account of mineral interests by the Company were as follows:

                                                                          2004
                                                              ---------------------------
                                                  BALANCE,                   RECOVERIES/           BALANCE,
      PROPERTY AND EXPENSE               DECEMBER 31, 2003    EXPENDITURES   WRITE-OFFS   DECEMBER 31, 2004
      -----------------------------------------------------------------------------------------------------
      CASTLE BLACK ROCK
      Acquisition costs                  $      140,426       $        -    $         -     $     140,426
      Deferred exploration                      137,141           57,073              -           194,214
      -----------------------------------------------------------------------------------------------------
                                                277,567           57,073              -           334,640
      -----------------------------------------------------------------------------------------------------
      GRASSY MOUNTAIN
      Acquisition costs                       2,261,299                -              -         2,261,299
      Deferred exploration                      490,785          218,052              -           708,837
      -----------------------------------------------------------------------------------------------------
                                              2,752,084          218,052              -         2,970,136
      -----------------------------------------------------------------------------------------------------
      HOG RANCH
      Acquisition costs                         488,838                -        (45,000)          443,838
      Deferred exploration                      563,220              677              -           563,897
      -----------------------------------------------------------------------------------------------------
                                              1,052,058              677        (45,000)        1,007,735
      -----------------------------------------------------------------------------------------------------
      KERR-SULPHURETS
      Acquisition costs                         465,542                -              -           465,542
      Deferred exploration                       58,673              504              -            59,177
      -----------------------------------------------------------------------------------------------------
                                                524,215              504              -           524,719
      -----------------------------------------------------------------------------------------------------
      QUARTZ MOUNTAIN
      Acquisition costs                         357,139                -              -           357,139
      Deferred exploration                       85,348                -              -            85,348
      -----------------------------------------------------------------------------------------------------
                                                442,487                -              -           442,487
      -----------------------------------------------------------------------------------------------------
      RED MOUNTAIN
      Acquisition costs                          82,090                -              -            82,090
      Deferred exploration                      344,691          190,175              -           534,866
      -----------------------------------------------------------------------------------------------------
                                                426,781          190,175              -           616,956
      -----------------------------------------------------------------------------------------------------
      COURAGEOUS LAKE
      Acquisition costs                       8,152,305           50,000              -         8,202,305
      Deferred exploration                    1,708,693        3,680,059              -         5,388,752
      -----------------------------------------------------------------------------------------------------


                                       17


      -----------------------------------------------------------------------------------------------------
                                              9,860,998        3,730,059              -        13,591,057
      -----------------------------------------------------------------------------------------------------
      PACIFIC INTERMOUNTAIN GOLD INC.
      Acquisition costs                         137,461                -        (89,246)           48,215
      Deferred exploration                    1,049,893          460,534       (207,369)        1,303,058
      -----------------------------------------------------------------------------------------------------
                                              1,187,354          460,534       (296,615)        1,351,273
      -----------------------------------------------------------------------------------------------------
      OTHER NEVADA PROJECTS
      Acquisition costs.                         20,000                -              -            20,000
      Deferred exploration                       91,329           48,339              -           139,668
      -----------------------------------------------------------------------------------------------------
                                                111,329           48,339              -           159,668
      -----------------------------------------------------------------------------------------------------
      TOTAL
      -----------------------------------------------------------------------------------------------------
      Acquisition costs                      12,105,100           50,000       (134,246)       12,020,854
      -----------------------------------------------------------------------------------------------------
      Deferred exploration                    4,529,773        4,655,413       (207,369)        8,977,817
      -----------------------------------------------------------------------------------------------------
      TOTAL MINERAL INTERESTS          $     16,634,873      $ 4,705,413    $  (341,615)    $  20,998,671
      -----------------------------------------------------------------------------------------------------


                                                                          2003
                                                              ---------------------------
                                                  BALANCE,                   RECOVERIES/           BALANCE,
      PROPERTY AND EXPENSE               DECEMBER 31, 2002    EXPENDITURES   WRITE-OFFS   DECEMBER 31, 2003
      -----------------------------------------------------------------------------------------------------
      CASTLE BLACK ROCK
      Acquisition costs                $        140,426      $         -    $         -     $    140,426
      Deferred exploration                      101,910           35,231              -          137,141
      -----------------------------------------------------------------------------------------------------
                                                242,336           35,231              -          277,567
      -----------------------------------------------------------------------------------------------------
      GRASSY MOUNTAIN
      Acquisition costs                       1,172,670        1,088,629              -        2,261,299
      Deferred exploration                      363,268          127,517              -          490,785
      -----------------------------------------------------------------------------------------------------
                                              1,535,938        1,216,146              -        2,752,084
      -----------------------------------------------------------------------------------------------------
      HOG RANCH
      Acquisition costs                         540,838                -        (52,000)         488,838
      Deferred exploration                      553,581            9,639              -          563,220
      -----------------------------------------------------------------------------------------------------
                                              1,094,419            9,639        (52,000)       1,052,058
      -----------------------------------------------------------------------------------------------------
      KERR-SULPHURETS
      Acquisition costs                         465,542                -              -          465,542
      Deferred exploration                       43,673           15,000              -           58,673
      -----------------------------------------------------------------------------------------------------
                                                509,215           15,000              -          524,215
      -----------------------------------------------------------------------------------------------------
      QUARTZ MOUNTAIN
      Acquisition costs                         370,239                -        (13,100)         357,139
      Deferred exploration                       82,732            2,616              -           85,348
      -----------------------------------------------------------------------------------------------------
                                                452,971            2,616        (13,100)         442,487
      -----------------------------------------------------------------------------------------------------
      RED MOUNTAIN
      Acquisition costs                          82,090                -              -           82,090
      Deferred exploration                       76,431          268,260              -          344,691
      -----------------------------------------------------------------------------------------------------
                                                158,521          268,260              -          426,781
      -----------------------------------------------------------------------------------------------------
      COURAGEOUS LAKE
      Acquisition costs                       3,949,457        4,202,848              -        8,152,305
      Deferred exploration                      141,251        1,567,442              -        1,708,693
      -----------------------------------------------------------------------------------------------------
                                              4,090,708        5,770,290              -        9,860,998
      -----------------------------------------------------------------------------------------------------
      PACIFIC INTERMOUNTAIN GOLD
      INC.
      Acquisition costs                         137,461                -              -          137,461
      Deferred exploration                      432,299          617,594              -        1,049,893
      -----------------------------------------------------------------------------------------------------
                                                569,760          617,594              -        1,187,354
      -----------------------------------------------------------------------------------------------------
      OTHER NEVADA PROJECTS
      Acquisition costs                         132,354                -       (112,354)          20,000
      Deferred exploration                      232,148           88,978       (229,797)          91,329
      -----------------------------------------------------------------------------------------------------
                                                364,502           88,979       (342,151)         111,329
      -----------------------------------------------------------------------------------------------------
      TOTAL
      Acquisition costs                       6,991,077         5,291,477      (177,454)      12,105,100
      Deferred exploration                    2,027,293         2,732,277      (229,797)       4,529,773
      -----------------------------------------------------------------------------------------------------
      TOTAL MINERAL INTERESTS          $      9,018,370      $  8,023,754   $  (407,251)    $ 16,634,873
      =====================================================================================================


                                                                          2002
                                                              ---------------------------
                                                  BALANCE,                   RECOVERIES/           BALANCE,
      PROPERTY AND EXPENSE               DECEMBER 31, 2001    EXPENDITURES   WRITE-OFFS   DECEMBER 31, 2002
      -----------------------------------------------------------------------------------------------------
      CASTLE BLACK ROCK
      Acquisition costs                $         90,575      $     49,851   $         -     $    140,426
      Deferred exploration                      101,910                 -             -          101,910
      -----------------------------------------------------------------------------------------------------
                                                192,485            49,851             -          242,336
      -----------------------------------------------------------------------------------------------------
      GRASSY MOUNTAIN
      Acquisition costs                         601,810           570,860             -        1,172,670
      Deferred exploration                      274,631            88,637             -          363,268
      -----------------------------------------------------------------------------------------------------
                                                876,441           659,497             -        1,535,938
      -----------------------------------------------------------------------------------------------------
      HOG RANCH
      Acquisition costs                         499,233            41,605             -          540,838
      Deferred exploration                      530,676            22,905             -          553,581
      -----------------------------------------------------------------------------------------------------
                                              1,029,909            64,510             -        1,094,419
      -----------------------------------------------------------------------------------------------------
      KERR-SULPHURETS
      Acquisition costs                         447,100            18,442             -          465,542


                                       18

      Deferred exploration                       14,047            29,626             -           43,673
      -----------------------------------------------------------------------------------------------------
                                                461,147            48,068             -          509,215
      -----------------------------------------------------------------------------------------------------
      QUARTZ MOUNTAIN
      Acquisition costs                         350,225            20,014             -          370,239
      Deferred exploration                       30,075            52,657             -           82,732
      -----------------------------------------------------------------------------------------------------
                                                380,300            72,671             -          452,971
      -----------------------------------------------------------------------------------------------------
      RED MOUNTAIN
      Acquisition costs                          28,000            54,090             -           82,090
      Deferred exploration                        3,117            73,314             -           76,431
      -----------------------------------------------------------------------------------------------------
                                                 31,117           127,404             -          158,521
      -----------------------------------------------------------------------------------------------------
      COURAGEOUS LAKE
      Acquisition costs                               -         3,949,457             -        3,949,457
      Deferred exploration                            -           141,251             -          141,251
      -----------------------------------------------------------------------------------------------------
                                                      -         4,090,708             -        4,090,708
      -----------------------------------------------------------------------------------------------------
      PACIFIC INTERMOUNTAIN GOLD INC.
      Acquisition costs                               -           227,461       (90,000)         137,461
      Deferred exploration                            -           432,299             -          432,299
      -----------------------------------------------------------------------------------------------------
                                                      -           659,760       (90,000)         569,760
      -----------------------------------------------------------------------------------------------------
      OTHER NEVADA PROJECTS
      Acquisition costs                           6,099           126,255             -          132,354
      Deferred exploration                            -           232,148             -          232,148
      -----------------------------------------------------------------------------------------------------
                                                  6,099           358,403             -          364,502
      -----------------------------------------------------------------------------------------------------
      TOTAL
      Acquisition costs                       2,023,042         5,058,035       (90,000)       6,991,077
      Deferred exploration                      954,456         1,072,837             -        2,027,293
      -----------------------------------------------------------------------------------------------------
      TOTAL MINERAL INTERESTS          $      2,977,498      $  6,130,872   $   (90,000)    $  9,018,370
      =====================================================================================================


     a)   CASTLE BLACK ROCK
          The Company entered into a mining lease agreement dated August 15, 2000, and amended on August 1, 2001, with respect to mineral claims located in Esmeralda County, Nevada, USA. In 2002, the Company paid US$17,500 and in 2003, US$25,000 in advance royalties and is required to pay further advance royalties of US$25,000 each August 15 thereafter and to pay a production royalty, varying with the price of gold, of 3% to 5%, and a 3.5% royalty on gross proceeds from other metals produced. The Company has the right to purchase 50% of the production royalty for US$1.8 million.

     b)   GRASSY MOUNTAIN
          In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000. As part of the acquisition of the Grassy Mountain property, the Company acquired one million shares of a U.S. based private exploration company at US$0.50 per share which represented approximately 6.9% of the private company's issued and outstanding shares. Subsequently, the private company was merged with Atlas Precious Metals Inc. ("APMI"). On the merger, the Company's one million shares of the private company were converted into 1,200,000 common shares of APMI representing approximately 5.7% of APMI's issued and outstanding shares.

     c)   HOG RANCH
          In 2000, the Company entered into a mining lease agreement for mineral claims located in Washoe County, Nevada. Advance royalties are payable as to US$12,500 on November 15, 2005; US$15,000 on November 15, 2006;
          US$17,500 on November 15, 2007; US$20,000 on November 15, 2008 and
          each November 15 thereafter. A production royalty is payable varying with the price of gold, ranging from 3% to 5%, and a 3.5% royalty on the gross proceeds from other metals. 40% of the production royalty may be purchased for US$2 million. In August 2003, The Company optioned a 60% interest in the Hog Ranch project in Nevada, USA to Romarco Minerals Inc. ("Romarco"). Under the terms of the agreement the Company received 200,000 shares of Romarco valued at $52,000 in 2003 and in 2004 received 200,000 shares valued at $45,000 which amounts were shown as a recovery of mineral interests and the investments are included in marketable securities on the balance sheet. In February 2005, Romarco terminated its option on the Hog Ranch property.

     d)   KERR-SULPHURETS
          In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to a maximum aggregate of royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

          In 2002, the Company optioned the property to Noranda Inc. which can earn a 50% interest by spending $6 million on exploration within 6 years. Noranda can earn a further 15% by funding all costs to complete a feasibility study on the project. If after earning its 50% interest, Noranda elects not to proceed with a feasibility study, the Company has the option to acquire Noranda's interest for $3 million. After having earned its 50% interest, Noranda has the right to delay its decision to proceed with a feasibility study for up to 3 years by either spending $1.25 million per year on the property or making payments to the Company which would total $1.5 million over the three-year period.

     e)   QUARTZ MOUNTAIN
          In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and there is a 0.5% net smelter royalty interest to an unrelated third party as a finder's fee. In October 2003, the Company optioned a 50% interest in the Quartz Mountain project in Oregon, USA to Quincy Resources Inc. The current gold resource known on the property is excluded from the agreement. The terms of the agreement require Quincy to incur US$1.5 million in exploration and issue 250,000 of its shares in stages by October 2008. Quincy can earn a further 12.5% interest in the project by funding a feasibility study and issuing a further 250,000 of its shares to the Company. If after earning its 50% interest, Quincy elects not to proceed with a feasibility study, the Company has the option to acquire Quincy's interest for US$750,000. In 2003, the Company received the first payment of 50,000 shares of Quincy valued at $13,100 which amount was shown as a recovery of mineral interests and the investment is included in marketable securities on the balance sheet.

     f)   RED MOUNTAIN
          In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

          The Company assumed all liabilities associated with the array of assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

     g)   COURAGEOUS LAKE
          In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited ("the Vendors") for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

          The Vendors were granted a 2% net smelter royalty interest in the project. In addition, the Company must: (i) pay the Vendors US$1.5 million when the spot price of gold closes at or above US$360 per ounce for 10 consecutive days (Paid in March 2003), and pay the Vendors US$1.5 million when the spot price of gold closes at or above US$400 per ounce or a production decision is made at Courageous Lake, whichever is earlier. The US$400 per ounce was reached in December 2003 and consequently the amount payable was accrued in the accounts of the Company at December 31, 2003 and the payment was made in February 2004.

          In 2004, an additional property was optioned in the area. Under the terms of the agreement, the Company paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year. In addition, the property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price.

     h)   PACIFIC INTERMOUNTAIN GOLD INC.
          During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Inc. ("PIGCO"). The Company funded PIGCO's share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration database and received a 25% interest. The value associated with the use of this database, being the minority interest in PIGCO at December 31, 2002 was charged to operations as Pacific Intermountain Gold exploration. Subsequent to 2002, funding which was for deferred exploration expenditures has been by way of loans to PIGCO. In July 2004, the Company acquired the 25% interest in PIGCO which it did not own for forgiving debt of approximately $65,000 and agreeing to pay 10% of any sale of projects to third parties. The minority interest liability value amounting to $207,369 has been deleted and the amount credited against PIGCO deferred exploration expenses on the balance sheet.

          The Company and PIGCO acquired approximately 30 claim blocks in Nevada, USA in 2002.

          A 50% interest in one property, Thunder Mountain, was optioned to a third party in 2002. The optionee paid US$25,000 in cash and issued 250,000 of its shares and must spend US$1.5 million in exploration over a three year period and issue PIGCO 500,000 common shares on or before the first anniversary and 750,000 on or before the second anniversary. At the completion of the earn-in, a 50-50 joint venture will be formed with the optionee as operator. In 2003, the agreement was amended with the Clifford property, another PIGCO owned property, being added to the agreement and the 500,000 shares being payable in 2004. During 2004, the third party terminated all of its rights under the option agreement.

     i)   OTHER NEVADA PROJECTS
          In 2003, the Company wrote off the acquisition costs and deferred exploration costs associated with the Tobin Basin projects, which totalled $342,151, as the exploration results did not warrant further work and the property was abandoned.

4. RECLAMATION DEPOSITS, PROVISIONS FOR RECLAMATION LIABILITIES AND ASSET RETIREMENT OBLIGATIONS
     The balance in reclamation deposits represents the Company's interest in Canadian bank term deposits which are held for the benefit of the Province of British Columbia until released or applied to reclamation costs which may arise in the future. Interest earned is paid to the Company. During 2001, a deposit of $225,000 was made in respect of the Kerr-Sulphurets gold project and a deposit of $1 million was transferred to the Company's name for the Red Mountain project. A corresponding reclamation provision of $1 million was recorded as an estimation of any potential future reclamation costs. This reclamation provision is an estimate, and therefore the provision is subject to changes in regulatory requirements and other external factors. During 2003, a reclamation provision of US$146,000 (CDN$189,289) was recorded on the Grassy Mountain property. The corresponding reclamation deposit is in the process of being finalized and deposited with the regulatory authorities. The Kerr-Sulphurets deposit was returned to the Company during 2004.

     Effective January 1, 2004 the Company retroactively adopted the new recommendations of Canadian Institute of Chartered Accountants ("CICA") handbook section 3110, Asset Retirement Obligations ("HB3110"). Under this standard, future costs of asset retirement have been recognized and recorded as a liability at fair value. The fair value of the asset retirement obligations was calculated using the total undiscounted cash flows required to settle estimated obligations of $1,189,000, expected timing of cash flow payments required to settle the obligations, credit-adjusted risk-free discount rate of 8.76% and an inflation rate of 2.0%. There was no material effect on the prior period financial statements for the change in the method of accounting for asset retirement obligations.

5.   CONVERTIBLE DEBENTURES
     A $2 million debenture was issued on November 29, 2001 with a four-year term maturing November 28, 2005. The debenture was secured by a general charge on the assets of the Company, bore interest at 5% per annum and, at the option of the holder, can convert to common shares of the Company at the exercise price of $0.75 per share. Interest for the first two years is to be accrued and added to the principal amount. The Company had the option to force conversion of the debentures into common shares if certain share price and trading volume thresholds are met. On November 29, 2002, the Company elected to force conversion of the $2 million debenture plus accrued interest of $102,535. The Company issued a total of 2,803,380 shares.

     An $800,000 debenture was issued on April 11, 2002 with a four-year term maturing April 10, 2006. The debenture was secured by a general charge on the assets of the Company, bore interest at 5% per annum and, at the option of the holder, was convertible into common shares of the Company at the exercise price of $0.80 per share for the first two years, $0.90 per share in year three and $1.00 per share in year four. Interest for the first two years was accrued and added to the principal amount. The Company had the option to force conversion of the debentures into common shares if certain share price and trading volume thresholds are met. In April 2003, the debenture including accrued interest totalling $841,018 was converted into 1,051,272 common shares of the Company.


6.   SHAREHOLDERS' EQUITY

     (a) SHARE CAPITAL
      --------------------------------------------------------------------------------------------------------------
                                                                                     SHARES             AMOUNT
      --------------------------------------------------------------------------------------------------------------
      Authorized
      Unlimited number of common shares without par value, unlimited number of preference shares
      --------------------------------------------------------------------------------------------------------------
      Issued - Common shares
      --------------------------------------------------------------------------------------------------------------
           Balance, December 31, 2001                                             15,530,699         $  16,837,946
           Issued during year
                For cash, exercise of stock options                                  610,000               384,750
                For cash, exercise of warrants                                     1,110,834             1,453,418
                For cash, private placement                                        3,200,000             5,104,000
                Convertible debenture and interest                                 2,803,380             2,102,535
                Value of share purchase warrants exercised                                 -                71,975
     --------------------------------------------------------------------------------------------------------------
                                                                                   7,724,214             9,116,678
     --------------------------------------------------------------------------------------------------------------
           Balance, December 31, 2002                                             23,254,913            25,954,624
           Issued during year
                For cash, exercise of stock options                                   91,100                87,520
                For cash, exercise of warrants                                     1,797,500             3,465,250
                For cash, private placements                                       1,390,000             3,734,875
                Convertible debenture and interest                                 1,051,272               841,018
                Value of share purchase warrants and stock options                         -               386,975
                  exercised
     --------------------------------------------------------------------------------------------------------------
                                                                                   4,329,872             8,515,638
     --------------------------------------------------------------------------------------------------------------
           Balance, December 31, 2003                                             27,584,785            34,470,262
           Issued during year
                For cash, exercise of stock options                                  200,000               212,650
                For cash, exercise of warrants                                       225,000               562,500
                For cash, private placements (i)                                   1,705,000             7,466,224
                Value of share purchase warrants and stock options                         -                99,500
                  exercised
           Renunciation of flow-through share value (ii)                                   -              (580,800)
     --------------------------------------------------------------------------------------------------------------
                                                                                   2,130,000             7,760,074
     --------------------------------------------------------------------------------------------------------------
           Balance, December 31, 2004                                             29,714,785         $  42,230,336
     ==============================================================================================================

     (i) In May 2004, the Company completed a private placement consisting of 1,200,000 common shares for gross proceeds of $5,400,000.

     In September 2004, the Company completed a private placement flow-through financing of 505,000 common shares for gross proceeds of $2,272,500. Under the terms of the financing, the Company will renounce to the investors the Canadian Exploration Expenses ("CEE") incurred with the proceeds of the financings. The balance of funds not spent by December 31, 2004 has been recorded on the balance sheet as Cash for Exploration Expenditures. In January 2005, the CEE was renounced to the investors.

     (ii) In February 2004, the Company renounced $1,608,000 in Canadian Exploration Expenses to investors of flow-through shares in 2003. The tax value of this renunciation has been recorded as a liability and charged against share capital. Since the Company has a valuation allowance which reduces the future income tax assets, the valuation allowance has been reduced and an income tax recovery has been recognized in the statement of operations.


     (b) STOCK OPTIONS OUTSTANDING
     The Company provides compensation to directors, employees and consultants in the form of stock options. In August 2002 the Company announced a new stock option plan for directors and senior management. New option grants to directors and senior management are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders.

     Pursuant to this new policy, in August 2002 the Board granted 600,000 options and in August 2004 100,000 options to senior management in lieu of market rate salaries. These option grants require a $6.00 share price for 10 successive days for the first third to vest, a $9.00 share price for the second third and a $12.00 share price for the final third. Once the share price has met the first test, the Company's share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled. No expense has been recognized on these options, as the probability of meeting the above vesting criteria remains uncertain. Compensation expense will be recognized once the vesting criteria are thought to be probable. None of these options were exercisable at December 31, 2004.

     The weighted average fair value of options granted during 2004 which were not subject to the two-tiered vesting criteria described above was 75,000 options valued at $1.53 resulting in an expense totaling $114,735 compared to 110,000 options valued at $1.20 for $131,571 in expense during 2003 and 633,000 options valued at $0.82 for $520,320 expense during 2002. These options are not subject to vesting requirements.

     The fair value of the options granted is estimated on the dates of grant using a Black-Scholes option-pricing model with the following assumptions:

                                             2004       2003         2002
                                             ----       ----         ----
            Dividend yield                    Nil        Nil          Nil
            Expected volatility               37%        50%          52%
            Risk free rate of return         4.0%       4.0%         4.4%
            Expected life of options      3 years    3 years    3-5 years


     A summary of the status of the plans at December 31, 2004 and changes during the years are presented below:

                                                                     WEIGHTED AVERAGE
                                                      SHARES          EXERCISE PRICE       AMOUNT
     -----------------------------------------------------------------------------------------------
     Outstanding at December 31, 2001               1,337,000            $  0.69          $       -
     Granted                                        1,233,000               2.17            520,320
     Exercised                                      (610,000)               0.63                  -
     -----------------------------------------------------------------------------------------------
     Outstanding at December 31, 2002               1,960,000               1.64            520,320
     Granted                                          110,000               3.19            131,571
     Exercised                                       (91,100)               0.96            (41,950)
     -----------------------------------------------------------------------------------------------
     Outstanding at December 31, 2003               1,978,900               1.66            609,941
     Granted                                          175,000               4.14            114,735
     Exercised                                      (200,000)               1.06            (20,750)
     -----------------------------------------------------------------------------------------------
     OUTSTANDING AT DECEMBER 31, 2004               1,953,900            $  1.57          $ 703,926
     ===============================================================================================


                           OPTION PRICE
       NUMBER OF SHARES     PER SHARE                EXPIRY DATE
     ----------------------------------------------------------------
           5,000              $0.60              January 10, 2005
          65,000               0.75              September 18, 2005
         348,900               0.60              May 17, 2006
          72,000               0.70              May 28, 2006
          33,333               0.60              June 12, 2006
          16,667               0.60              August 13, 2006
          50,000               0.60              November 5, 2006
          10,000               0.60              January 28, 2007
          78,000               0.88              February 17, 2007
          40,000               2.63              May 30, 2007
         340,000               2.90              July 1, 2007
         600,000               2.20              August 19, 2007
          10,000               2.58              December 18, 2007
          15,000               2.08              June 3, 2008
          45,000               2.85              August 12, 2008
          50,000               3.82              October 28, 2008
          37,500               5.65              January 13, 2009
          25,000               4.60              April 20, 2009
         100,000               3.37              August 13, 2009
          12,500               4.81              November 17, 2009
     ----------------------------------------------------------------
       1,953,900              $1.57
     ================================================================

     At December 31, 2004 there were 1,953,900 options outstanding of which 1,253,000 were exercisable at prices ranging from $0.60 to $5.65 each.


 (C) SHARE PURCHASE WARRANTS
     The Company's movement in share purchase warrants is as follows:


                                  NUMBER OF     WEIGHTED AVERAGE
                                   WARRANTS      EXERCISE PRICE       AMOUNT
-----------------------------------------------------------------------------
Balance at December 31, 2001       1,403,334        $1.47          $  100,500
Issued for cash                    1,600,000         1.90             336,000
Exercised                        (1,110,834)         1.31             (71,975)
-----------------------------------------------------------------------------
Balance at December 31, 2002       1,892,500         1.93             364,525
Issued for cash                      512,500         2.50             179,375
Exercised                        (1,797,500)         1.93            (344,575)
Expired                             (95,000)         1.90             (19,950)
-----------------------------------------------------------------------------
Balance at December 31, 2003         512,500         2.50             179,375
Exercised                          (225,000)         2.50             (78,750)
-----------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2004         287,500        $3.00          $  100,625
=============================================================================


At December 31, 2004 the outstanding share purchase warrants were as follows:


 NUMBER OF SHARE PURCHASE
         WARRANTS                WARRANT PRICE/SHARE             EXPIRY DATE
 ------------------------------------------------------------------------------
         287,500                        $3.00                   June 18, 2005

     These warrants were issued as part of the private placement in June 2003. The warrants are exercisable at $2.50 each until June 2004 and at $3.00 each to June 2005.

7.   RELATED PARTY TRANSACTIONS
     a) During the year, a private company controlled by a director of the Company was paid $56,700 (2003 - $27,447, 2002 - $31,360) for technical services provided by his company related to the mineral properties.
     b) During the year, a private company controlled by a second director was paid $132,500 (2003 - $60,000, 2002 - $40,000) for consulting services rendered.

     These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8. FINANCIAL INSTRUMENTS The fair value of the Company's cash and cash equivalents and short term deposits, cash for exploration expenditures, amounts receivable, reclamation deposits and accounts payable and accruals at December 31, 2004 and December 31, 2003 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

9. INCOME TAXES The income tax recovery varies from the amounts that would be computed by applying the basic federal and provincial income tax rates aggregating to 36.12% (2003 - 40.0%, 2002 - 41.0%) as follows:


                                                             2004             2003              2002
                                                   ---------------------------------------------------
     Statutory rate applied to loss for year      $       650,000   $      535,000    $      652,000
     Non deductible items                                (151,000)        (195,000)         (284,000)
     Losses not tax benefited                            (499,000)        (340,000)         (368,000)
     Reduction in valuation allowance                     575,000             -                 -
     -------------------------------------------------------------------------------------------------
                                                  $       575,000   $         -       $         -
     =================================================================================================


     Significant components of the Company's future tax assets and liabilities are as follows:

                                                    2004             2003
                                          ---------------------------------
     Future income tax assets
          Mineral interests              $         6,000   $      766,000
          Share issue costs                       60,000           82,000
          Non capital losses                   1,221,000        2,123,000
     ----------------------------------------------------------------------
                                              2,267, 000        2,971,000

     Valuation allowance                     (2,267,000)      (2,971,000)
     ----------------------------------------------------------------------
     Future income tax assets, net       $            -    $           -
     ======================================================================


     A future tax asset of approximately $575,000 in one Canadian entity has been offset with a future tax liability in another Canadian entity on the basis that management has undertaken to carry out tax planning measures when required.

     The Company has accumulated non-capital losses for Canadian tax purposes of approximately $3,424,000 which expire in various years to 2011 as follows:

            2005                                       111,000
            2006                                        32,000
            2007                                       185,000
            2008                                       338,000
            2009                                       735,000
            2010                                       707,000
            2011                                     1,316,000
            --------------------------------------------------
                                              $      3,424,000
            ==================================================


     The benefit of the above loss carry forwards has not been recognized for accounting purposes.


10.  SUBEQUENT EVENTS
     In February 2005, the Company closed a flow-through financing consisting of 500,000 common shares for gross proceeds of $2,125,000.

11. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP:

Statements of operations:

                                                                 2004            2003          2002
------------------------------------------------------------------------------------------------------
Loss for the period - Canadian GAAP                       $(1,226,288)    $(1,338,272)   $(1,630,250)


                                       23


Mineral interests prior to the establishment
  of proven and probable reserves (a)                      (4,448,044)     (2,502,480)    (1,072,837)
Amortization of acquisition costs (a)                        (324,402)     (1,020,036)      (319,690)
Amortization of option payments (a)                                 -        (473,280)      (322,915)
Stock based compensation (b)                                        -               -              -
Flow-through share renunciation                              (580,800)              -              -
Flow-through share value                                        97,200              -              -
Minority interest (c)                                        (188,644)          79,250        109,394
------------------------------------------------------------------------------------------------------
                                                          $(6,670,978)    $(5,254,818)   $(3,236,298)
======================================================================================================

Loss per share - U.S. GAAP, Basic and diluted             $     (0.23)    $     (0.20)   $     (0.20)
======================================================================================================

Statements of cash flows:

                                                     CANADIAN GAAP                             U.S. GAAP
                                          2004           2003         2002          2004          2003          2002
----------------------------------------------------------------------------------------------------------------------

Cash used in operating activities  $(1,764,345)   $  (816,206) $  (982,269)  $(6,212,389)  $(3,548,483)  $(2,055,106)
Cash used in investing activities  $(8,228,328)   $(4,452,313) $(8,600,551)  $(3,780,284)  $(1,720,036)  $(7,527,714)
======================================================================================================================


Balance sheets:

                                                   CANADIAN GAAP                       U.S. GAAP
                                                   2004           2003             2004             2003
---------------------------------------------------------------------------------------------------------
Mineral interests - unproven (a)           $ 20,998,671   $ 16,634,873      $ 9,113,449      $ 9,522,097
Minority interest                          $          -   $    188,644      $         -      $         -

Liabilities                                $          -   $          -      $   202,000      $    97,200
Shareholders' equity                       $ 25,702,555   $ 19,153,534      $13,712,533      $12,132,203
==========================================================================================================

(a) Mineral interests: Under United States GAAP, acquisition costs associated with mining interests are classified according to the land tenure position and the existence of proven and probable reserves as defined under Industry Guide 7.

     Under United States GAAP, through to March 31, 2004, costs associated with owned mineral claims and mining leases were classified as definite life intangible assets and amortized over the period of intended use or until proven and probable reserves are established ranging from four to eleven years. Effective April 1, 2004, pursuant to EITF 04-2, the Company classified its mineral rights as tangible assets and stopped amortizing them. This change was accounted for prospectively. These assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Under Canadian GAAP the unit of production basis of amortization is acceptable prior to the establishment of proven and probable reserves resulting in no amortization during the exploration and development phase.

     Under United States GAAP, costs associated with options to acquire mineral claims and mining leases are regarded as having a finite life expiring over the term of the option agreement and are not a component of the acquisition cost. Under Canadian GAAP the option payments are regarded as part of the acquisition cost and are deferred until the option is exercised when they are reclassified depending on the ownership position acquired or charged to operations if the option is not exercised.

     Under United States GAAP, exploration expenditures relating to mining interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves must be expensed as incurred. Under Canadian GAAP these costs may be deferred.

(b)  Stock-based compensation:
     Beginning in 1996, United States GAAP allows, but does not require companies to record compensation cost for stock plans at fair value. The Company has chosen to account for all stock-based compensation using the fair value method. Under Canadian GAAP, these options are accounted for at their intrinsic value for the periods presented. Effective January 1, 2002, the Company began accounting for its stock options under Canadian GAAP using the fair value method.

(c)  Minority interest:
     Under United States GAAP the minority interest recognized in respect of "PIGCO" is nil at December 31, 2003. The US GAAP net assets of "PIGCO" are reduced compared to the net assets under Canadian GAAP due to the write off of exploration expenditures and the amortization of acquisition expenditures (as explained in (a) above). In 2004, the minority interest in PIGCO was acquired by the Company and the balance credited to Deferred Exploration.

(d)  Flow-through Shares
     Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares. The shareholders' equity is reduced and a liability is recognized for this difference which amounted to $202,000 for the flow-through shares issued in 2004 (2003 - $97,200). The liability is reversed when the tax benefits are renounced and a deferred tax liability recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

(e)  Impact of recent United States Accounting Pronouncements:

     In November 2004, the FASB issued FAS 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the application of FAS 151 will have an impact on the consolidated financial statements under U.S. GAAP.

     In December 2004, the FASB issued FAS 153, which deals with the accounting for the exchanges of non-monetary assets and is an amendment of Accounting Principles Board ("APB") Opinion 29. FAS 153 eliminates the exception from using fair market value for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance, as defined. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of FAS 153 will have an impact on the consolidated financial statements under U.S. GAAP.

     In December 2004, FASB Statement No. 123 (revised), Shared-based Payment, was issued. This statement requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees. In the income statement, FASB Statement No. 123 (revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB Opinion No. 25. The Company, effective January 1, 2003, adopted FASB Statement No. 123, Accounting for Stock-based Compensation, as amended by FASB Statement No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, and will adopt FASB Statement No. 123 (revised) in 2006 in accordance with the appropriate transition options and adoption period prescribed in the Statement. Adoption of this standard will not have an impact on the consolidated financial statements.

CORPORATE INFORMATION


DIRECTORS                                  HEAD OFFICE
JAMES S. ANTHONY                           Seabridge Gold Inc.
Chairman & Director                        Suite 300, 172 King Street East
A. FREDERICK BANFIELD                      Toronto, Canada M5A 1J3
Director                                   Phone: 416 367 9292
WILLIAM M. CALHOUN                         Fax: 416 367 2711
Director                                   E-mail: info@seabridgegold.net
VAHID FATHI                                Web site: www.seabridgegold.net
Director
HENRY Z. FENIG                             INVESTOR RELATIONS
Director                                   RUDI P. FRONK
LOUIS J. FOX                               Phone: 416 367 9292
Director                                   E-mail: rudi@seabridgegold.net
RUDI P. FRONK
President, Chief Executive Officer         REGISTRAR AND TRANSFER AGENT
& Director                                 COMPUTERSHARE INVESTOR SERVICES, INC.
                                           100 University Avenue
OFFICERS AND SENIOR MANAGEMENT             11th Floor, North Tower
RUDI P. FRONK                              Toronto, Canada M5J 2Y1
President & Chief Executive Officer
WILLIAM E. THRELKELD                       AUDITORS
Senior Vice-President                      KPMG LLP
RODERICK CHISHOLM                          Chartered Accountants
Chief Financial Officer & Corporate        Suite 3300 Commerce Court West
Secretary                                  P.O. Box 31, Stn. Commerce Court
ELISEO GONZALEZ-URIEN                      Toronto, Canada M5L 1B2
Senior Technical Advisor
GLORIA M. TRUJILLO                         LEGAL COUNSEL
Assistant Corporate Secretary              DUMOULIN BLACK
                                           Barristers & Solicitors
STOCK EXCHANGE LISTINGS                    10th Floor, 595 Howe Street
TSX Venture Exchange, symbol: "SEA"        Vancouver, Canada V6C 2T5
American Stock Exchange, symbol: "SA"
CUSIP Number 811916105                     THELEN REID & PRIEST LLP
                                           Attorney at Law 875
                                           Third Avenue New York,
                                           NY, USA 10022-6225

                               SEABRIDGE GOLD INC.
                         Suite 300, 172 King Street East
                             Toronto, Canada M5A 1J3
                               Phone: 416 367 9292
                                Fax: 416 367 2711
                         E-mail: info@seabridgegold.net
                         Web site: www.seabridgegold.net